UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 2)*

HMS HOLDINGS CORP.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

40425J101
-----------------------
(Cusip Number)

December 31, 2006
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages











CUSIP No  40425J101  		   Page 2 of 6 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						  338,900
	Number of	         		-----------------------------
	shares	            6.	Shared Voting Power
	beneficially
	owned by				   -0-
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                   338,900
					       -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		338,900
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       1.46%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA













CUSIP No  40425J101  		   Page 3 of 6 Pages
----------------------------------------------------------------

SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

HMS HOLDINGS CORP.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	401 Park Avenue South
	New York, New York  10016


ITEM 2(A):  NAME OF PERSON FILING:

	Babson Capital Management LLC (Babson Capital)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 338,900 shares of common stock of the Issuer which are owned by investment advisory client(s).





CUSIP No  40425J101  		   Page 4 of 6 Pages
---------------------------------------------------------------

b)	PERCENT OF CLASS:  1.46%

(c)	For information on voting and dispositive power with respect to the
	above listed shares, see Items 5 - 8 of Cover Page.


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of securities check the following: [x]


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable



ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable




















CUSIP No  40425J101  		   Page 5 of 6 Pages
---------------------------------------------------------------


ITEM 10:

BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      				Babson Capital Management LLC





					/s/ Jan F. Jumet

       				Jan F. Jumet
                              Managing Director and
                              Chief Compliance Officer




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				February 13, 2007
		      	-------------------
                    		 Date

				Babson Capital Management LLC





                                /s/ Jan F. Jumet
				-------------------------------
					Jan F. Jumet
					Managing Director
					and Chief Compliance Officer







CUSIP No  40425J101  		   Page 6 of 6 Pages
---------------------------------------------------------------



February 13, 2007


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:	Schedule 13G on behalf Of HMS HOLDINGS CORP.
      For The Year Ending December 31, 2006


Dear Sir or Madam:

Babson Capital Management LLC is filing today an amendment to
Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of Babson Capital which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-6599.

Sincerely,






// Jan F. Jumet //
   JAN F. JUMET
   Managing Director
   and Chief Compliance Officer